Exhibit 99.1

Draganfly Selected for All Five Capability Streams of Canada’s New Defence Drone Initiative Marketplace

Selection as a Qualified Supplier Deepens Draganfly’s Role Within Canada’s Revamped Defence Procurement Ecosystem, as Government Plans $180 Billion in Defence Procurement Over the Next Decade

Ottawa, ON — September 8, 2026 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, today announced that it has been selected as a Qualified Supplier under the Government of Canada’s Defence Drone Initiative (“DDI”) Marketplace as of August 28, 2026, with qualification across all five capability streams of the DDI Marketplace.

The acceptance into a DDI Request for Supply Arrangement establishes Draganfly as a qualified supplier within the DDI Marketplace and provides the Company with a pathway for contract opportunities supporting the Canadian Armed Forces (“CAF”) and the Canadian Coast Guard involving uncrewed and autonomous systems and related capabilities. Draganfly has qualified across all five DDI streams: UxS and Counter-UxS Systems; C2, Communications, Data, EW and Cyber Systems; Integration, Interoperability and Engineering Services; Test, Evaluation and Training; and Innovation and Experimentation.

Launched by the Government of Canada in July 2026 and led collaboratively by the Department of National Defence and the Defence Investment Agency, the Defence Drone Initiative is designed to accelerate the development, testing, adaptation and production of Canadian uncrewed and autonomous systems while strengthening domestic defence industrial capacity and sovereign capability.

The DDI Marketplace is being established as Canada undertakes a significant expansion of domestic defence investment. The Government of Canada has announced plans to invest approximately $180 billion in direct defence procurement over the next decade1 and has identified uncrewed and autonomous systems as one of ten sovereign capability priorities under Canada’s Defence Industrial Strategy. The strategy also includes a $105 million investment over three years in a national Drone Innovation Hub1 intended to advance the research, development and commercialization of Canadian drone and counter-drone technologies.

“Draganfly has spent more than 25 years developing drone technology in Canada, and we believe the opportunity for Canadian-developed systems has never been greater,” said Cameron Chell, CEO of Draganfly. “The Defence Drone Initiative creates a practical pathway for industry and government to work together to evaluate, adapt and deploy capabilities against real operational requirements. Our focus is on delivering systems that can evolve quickly with the mission and provide Canadian operators with technology that is built, supported and advanced here at home.”

Draganfly has continued to expand its engagement with Canada’s defence ecosystem throughout 2026. The Company participated in the Canadian Army’s Collaborative Uncrewed Aircraft Systems Working Group under MINERVA and subsequently conducted a dedicated capabilities demonstration for members of the Canadian Armed Forces at Area X.O in Ottawa.

Draganfly’s defence portfolio includes the Flex FPV tactical system, Apex tactical ISR platform, Commander 3XL, Heavy Lift systems and longer-range autonomous platforms, supported by modular payloads, secure communications, autonomy, software and command-and-control technologies. The Company’s approach is designed around adaptable systems that can be configured and integrated according to evolving operational requirements.

The Defence Drone Initiative is intended to provide a more agile pathway for qualified Canadian technologies to progress through research, prototyping, testing, demonstrations and limited acquisitions and, where requirements are met, toward potential production opportunities. Qualification across all five streams positions Draganfly to compete for applicable future requirements spanning platforms, command and control, communications, integration and engineering, testing and training, and emerging technology development.

“Qualification for the DDI Marketplace is another step in expanding Draganfly’s role in Canada’s Defence Industrial Strategy,” Chell added. “We are privileged to be in a position to be of service to those that serve.”

Notes:

1: https://www.pm.gc.ca/en/news/news-releases/2026/02/17/prime-minister-carney-launches-canadas-first-defence-industrial

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8A)

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements in this release include, but are not limited to: that Draganfly will have opportunities to supply the CAF and the Canadian Coast Guard; that the Government of Canada will make the announced investments into direct defence procurement and a national Drone Innovation Hub; that DDI will provide a more agile pathway for qualified Canadian technologies to progress; that Draganfly expand will role in Canada’s Defence Industrial Strategy. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: statements in respect of Draganfly’s partnerships, capabilities, expertise, and financial condition; the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.

The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.